FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 28, 2002

Commission File Number 000-31062

Oncolytics Biotech Inc.
(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82 -_________

Signatures
THIRD QUARTER REPORT FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002
MANAGEMENT DISCUSSION & ANALYSIS
BALANCE SHEETS
STATEMENTS OF LOSS AND DEFICIT
STATEMENTS OF CASH FLOWS
NOTES TO QUARTERLY FINANCIAL STATEMENTS
CORPORATE INFORMATION

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date November 28, 2002	By: /s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

TECHNOLOGY CHANGING LIFE

THIRD QUARTER REPORT

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002

LETTER TO SHAREHOLDERS

During the third quarter of 2002, Oncolytics further advanced the development of REOLYSIN®, a potential therapeutic for up to two thirds of all human cancers.

In early July, the Company announced the commencement of its Phase I/II clinical trial examining the use of REOLYSIN® in the treatment of glioblastomas (brain cancer). The study will enroll up to 38 patients who are diagnosed with this recurrent, aggressive and deadly form of brain tumour. Patients in the Phase I portion will receive a single, intralesional injection of REOLYSIN® at escalating dosages. Phase II patients will receive a single, intralesional injection of REOLYSIN® at a dosage determined by the Phase I study. In addition, the Company continued the enrollment process for the T2 prostate cancer human trial.

We expect to conclude both our T2 prostate cancer and Phase I glioblastoma studies over the coming months and we look forward to reporting our progress and clinical results from both trials as soon as possible.

Also within the third quarter, we initiated and successfully completed a key toxicology study examining the systemic administration of REOLYSIN® in primates.

The strengthening of Oncolytics’ patent portfolio continues to be a cornerstone of our overall business strategy. We are pleased to report that our fifth U.S. patent, which covers the use of various strains and combinations of immunoprotected reoviruses, was issued late in the third quarter.

Shortly after the quarter end, Oncolytics announced the appointment of George Gill, MD, as Senior Vice President, Clinical and Regulatory Affairs. Dr. Gill has more than 30 years of senior-level experience in clinical research and regulatory affairs, and has supported the advancement of over 20 products — including 11 cancer products — through the regulatory approval process in the United States, Canada and Europe. As part of our senior management team, Dr. Gill will play a pivotal role in advancing REOLYSIN® through the clinical and regulatory processes.

Also subsequent to the quarter end, William A. Cochrane, OC, MD was appointed to our Board of Directors. Dr. Cochrane has extensive experience in the pharmaceutical, biotechnology, financial, academic and medical sectors. He is currently the Chairman of Stressgen Biotechnologies Corporation, President of W.A. Cochrane & Associates Inc, and Chairman of UTI at the University of Calgary. He also serves on the boards of a number of Canadian and American companies. His appointment brings additional depth to the Board, and we expect to benefit significantly from his contributions.

Management, directors, staff and third-party collaborators remain excited about the potential of REOLYSIN® as a cancer therapeutic. Through the balance of 2002 and into 2003 we look forward to reporting on our continued progress.

Thank you for your support and encouragement.

November 20, 2002	Brad Thompson, PhD Chairman, President and CEO

MANAGEMENT DISCUSSION & ANALYSIS

During the third quarter of 2002, Oncolytics further advanced the development of REOLYSIN®, a potential therapeutic for up to two thirds of all human cancers.

HIGHLIGHTS

As at September 30, 2002 the Company had incurred a cumulative deficit of $14,908,377. For the three months ended September 30, 2002, interest income partially offset cash used to fund operations and asset purchases, with the Company holding cash on hand at September 30, 2002 of $7,746,242 and working capital of $7,207,134. During the quarter, the Company continued the enrollment process in its T2 prostate cancer trial and recurrent malignant glioma (brain cancer) clinical trials. In addition, the Company initiated and successfully completed a key toxicology study examining the systemic administration of REOLYSIN® in primates. The Company also secured a fifth U.S. patent covering REOLYSIN® technology.

INDUSTRY OVERVIEW

The biotechnology industry continues to face challenges and uncertainties including volatility in the financial markets, rapidly shifting financial reporting guidelines and systems, and a changing regulatory environment. While these are not expected to impact the long-term goals of the Company, they can impact short-term activities such as the timing of financing, partnership arrangements, and distribution and content of financial documents.

RESULTS OF OPERATIONS

The Company incurred expenses of $2,212,682 in the third quarter of 2002 with $1,621,500 (73.3%) for research and development, $444,982 (20.1%) for operating expenses and $146,200 (6.6%) for amortization of capital assets. During the third quarter of 2001, the Company incurred expenses of $2,587,911 with $2,041,166 (78.9%) for research and development, $427,209 (16.5%) for operating expenses, and $119,536 (4.6%) for amortization of capital assets. Offsetting the expenses incurred in the three months ended September 30, 2002 was interest income of $52,799 and recovery of net future tax liability of $170,000. The result was a loss for the third quarter of 2002 of $1,989,883. In 2001, interest income of $160,587, and net tax expense of $18,337 resulted in a loss of $2,445,661 for the third quarter. Tax adjustments were reclassified in the three and nine months ended September 30, 2001 to conform to current period disclosures.

For the nine months ended September 30, 2002, the Company incurred expenses of $5,201,013 with $3,196,218 (61.5%) for research and development, $1,585,955 (30.5%) for operating expenses, and $418,840 (8.0%) for amortization of capital assets. During the nine months ended September 30, 2001, the Corporation incurred expenses of $5,416,443 with $3,627,111 (67.0%) for research and development, $1,446,801 (26.7%) for operating expenses and $342,531 (6.3%) for amortization of capital assets. Offsetting the expenses incurred in the nine months ended September 30, 2002, was interest income of $164,416 and net recovery of future tax liability of $487,295. The result was a loss for the nine months ended September 30, 2002 of $4,549,302. For the nine months ended September 30, 2001, interest income of $564,529 and net recovery of future tax liability of $36,189 offset the expenses for the period resulting in a loss for the nine months ended September 30, 2001 of $4,815,725.

COMPARISON OF THE QUARTER ENDED SEPTEMBER 30, 2002 TO THE QUARTER ENDED SEPTEMBER 30, 2001

Interest income decreased in the third quarter of 2002 to $52,799 relative to the interest income recorded for the third quarter of 2001 of $160,587. The decrease is primarily related to the relative decrease in cash balances in the third quarter of 2002 as compared to the third quarter of 2001.

During the three months ended September 30, 2002, the Company expended $1,621,500 on research and development expenses compared to $2,041,166 for the three months ended September 30, 2001. The decrease is attributable to a $1.0 million milestone payment to founding shareholders recorded in the third quarter of 2001 without a similar cost in the third quarter of 2002, reductions arising from the conclusion of the Phase I human clinical trial and reduced activity in process development. These comparative reductions were partially offset by the increased activity in the quarter resulting from the commencement of the prostate and glioma trials and commencement and completion of a key systemic toxicology study. Operating expenses increased to $444,982 for the three months ended September 30, 2002 as compared to $427,209 for the three months ended September 30, 2001. This increase is due to increased costs related directly to investor relations, increased insurance costs, and other activities including legal costs supporting the Company’s communications and filing activities and requirements.

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2002 TO THE NINE MONTHS ENDED SEPTEMBER 30, 2001

Interest income decreased in the first nine months of 2002 to $164,416 relative to interest and other income recorded for the first nine months of 2001 of $564,529. The decrease is primarily related to the relative decrease in cash balances in the first nine months of 2002 as compared to the first nine months of 2001.

During the nine months ended September 30, 2002, the Company expended $3,196,218 on research and development expenses compared to $3,627,111 for the nine months ended September 30, 2001. The decrease is attributable to the $1.0 million milestone payment obligation related to the original Share Purchase Agreement and Assumption Agreement recorded in the third quarter of 2001. Reductions are also due to the conclusion of the Phase I human clinical trial and reduced activity in process development, partially offset by the increased activity resulting from the commencement of the prostate and glioma trials and commencement and completion of a key systemic toxicology study. Operating expenses increased to $1,585,955 for the nine months ended September 30, 2002 as compared to $1,446,801 for the nine months ended September 30, 2001. This increase is due to increased insurance costs, and other activities including legal costs supporting the Company’s communications and filing requirements.

CAPITAL EXPENDITURES

During the third quarter of 2002 the Company expended $214,770 on capital assets, primarily for additional patent costs to protect its intellectual property. During the third quarter of 2001, the Company expended $274,095 for similar expenditures.

For the nine months ended September 30, 2002 the Company expended $737,867 on capital assets (primarily patents), compared to an expenditure of $443,275 for the same nine-month period in 2001. The most significant components of the balance of these expenditures relate directly to activities supporting the expansion and protection of the Company’s intellectual property.

INVESTMENTS

The Company holds 2,194,445 shares of BCY. This represents approximately 6.9% of their issued and outstanding shares as at September 30, 2002. As this investment is not held for resale, no adjustments to the carrying value of $277,123 have been made.

In addition, on June 14, 2002 the Company acquired 6,890,000 shares of Transition Therapeutics Inc. (“TTH”) through the issuance of 1,913,889 common shares of the Company. At September 30, 2002, this represented approximately 15% of the issued and outstanding shares of TTH. As the investment is not intended for resale, and it is not believed that the current market conditions reflect a permanent impairment of value, the investment balance has not been adjusted from its carrying value of $4,689,028. Based on the closing price of $0.36 for TTH shares as at September 30, 2002 the “market value” of the investment was $2,480,000.

FINANCING ACTIVITIES

No financing activities were undertaken in the three and nine months ended September, 2002, other than the exercise of options generating $34,000 of proceeds to the Company. In the third quarter of 2001, the Company raised $480,513 from the exercise of options and warrants and $1,681,615 from similar activities in the nine months ended september 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and working capital positions as at September 30, 2002 were $7,746,242 and $7,207,134 respectively. This compares to cash of $14,970,756 and working capital of $12,769,203 as at December 31, 2001. The reduction in cash for the quarter ended September 30, 2002, of $2,217,358 is primarily due to research and development, operational expenses and legal costs required to broaden the patent portfolio.

A significant element of research and development costs in the quarter was the successful completion of a key toxicology study in support of a potential future systemic application of REOLYSIN®.

Management believes that its existing capital resources are adequate to fund ongoing research and development activities in support of its current plans well into the second half of 2003. In the event that the Company chooses to alter its present plans, or seek additional capital, it recognizes the challenges and uncertainty inherent in the capital markets and the potential difficulties it might face-particularly in today’s environment. Market prices for securities in biotechnology companies are volatile and the ability to raise funds will be dependent on a number of factors, including the progress of research and development and availability of clinical trial information.

FUTURE OUTLOOK

The Company presently expects important activities to occur in the final quarter of 2002 and through 2003. These include:

•	Advancing our clinical trial program and reporting results of the Company’s T2 prostate and Phase I/II recurrent malignant glioma trials; and

•	Continued expansion of patent protection for REOLYSIN®.

The Company remains optimistic that continued progress in our clinical trial program and product development will position us well for the future.

Except for historical information, this review contains statements which by their nature are forward-looking and which involve known and unknown risks, delays, uncertainties and other factors not under the control of the Company. Any of these factors may cause actual results, performance or achievement of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.

BALANCE SHEETS

	Unaudited	Audited
$	September 30, 2002	December 31, 2001

ASSETS
Current assets:
Cash	7,746,242	14,970,756
Accounts receivable	75,573	95,321
Prepaid expenses	127,135	24,189

	7,948,950	15,090,266
Capital assets	4,416,223	3,982,293
Investments (note 3)	4,966,151	—

	17,331,324	19,072,559

LIABILITIES
Accounts payable and accrued liabilities	741,816	2,321,063

Alberta Heritage Foundation Loan	150,000	150,000

Future income tax liability	161,904	647,618

Shareholders’ equity:
Share Capital (note 2)	28,535,981	23,812,953
Contributed surplus (note 3)	2,650,000	2,500,000
Deficit	(14,908,377)	(10,359,075)

	16,277,604	15,953,878

	17,331,324	19,072,559

See accompanying notes

STATEMENTS OF LOSS AND DEFICIT
Unaudited

	9 Months ended Sept 30		3 Months ended Sept 30		Cumulative from
					Inception: April 2, 1998
	$2002	2001	2002	2001	to Sept 30, 2002

Revenue
Rights revenue	—	—	—	—	310,000
Interest income	164,416	564,529	52,799	160,587	1,728,227

	164,416	564,529	52,799	160,587	2,038,227

Expenses
Research and development	3,196,218	3,627,111	1,621,500	2,041,166	12,489,357
Operating	1,585,955	1,446,801	444,982	427,209	4,290,756
Amortization	418,840	342,531	146,200	119,536	1,091,168

	5,201,013	5,416,443	2,212,682	2,587,911	17,871,281

Loss before income taxes	5,036,597	4,851,914	2,159,883	2,427,324	15,833,054
Future income tax expense (recovery)	(487,295)	(36,189)	(170,000)	18,337	(924,677)

Net loss for the period	4,549,302	4,815,725	1,989,883	2,445,661	14,908,377
Deficit, beginning of the period	10,359,075	4,187,614	12,918,494	6,557,678	—

Deficit, end of the period	14,908,377	9,003,339	14,908,377	9,003,339	14,908,377

Basic & diluted loss per share	0.23	0.27	0.09	0.13

Weighted average number of shares	19,956,908	18,018,392	21,130,121	18,444,744

See accompanying notes

STATEMENTS OF CASH FLOWS
Unaudited

	9 Months ended Sept 30		3 Months ended Sept 30		Cumulative from
					Inception: April 2, 1998
	$2002	2001	2002	2001	to Sept 30, 2002

Operating Activities
Net loss for the period	(4,549,302)	(4,815,725)	(1,989,883)	(2,445,661)	(14,908,377)
Deduct non-cash items
Amortization	418,840	342,531	146,200	119,536	1,091,169
Future income tax recovery	(485,713)	(81,789)	(161,904)	(27,263)	(953,095)
Net change in non-cash working capital	(1,777,349)	1,555,893	(28,878)	1,370,039	411,573

	(6,393,524)	(2,999,090)	(2,034,465)	(983,349)	(14,358,730)

Investing Activities
Purchase of capital assets	(737,867)	(443,275)	(214,770)	(274,095)	(1,764,854)
Investment in BCY Lifesciences Inc.	(127,123)	—	(2,123)	—	(127,123)

	(864,990)	(443,275)	(216,893)	(274,095)	(1,891,977)

Financing Activities
Alberta Heritage Foundation Loan	—	—	—	—	150,000
Proceeds from exercise of warrants and options	34,000	1,681,615	34,000	480,513	2,760,103
Proceeds from private placement	—	—	—	—	4,903,643
Proceeds from public offering	—	—	—	—	16,183,203

	34,000	1,681,615	34,000	480,513	23,996,949

Increase (decrease) in cash during the period	(7,224,514)	(1,760,750)	(2,217,358)	(776,931)	7,746,242

Cash, beginning of the period	14,970,756	17,619,110	9,963,600	16,635,291	—

Cash, end of the period	7,746,242	15,858,360	7,746,242	15,858,360	7,746,242

See accompanying notes

NOTES TO QUARTERLY FINANCIAL STATEMENTS

NOTE 1

The accounting policies used in the preparation of these interim financial statements conform to those used in the Company’s annual financial statements except for accounting for goodwill, other intangibles, and stock-based compensation.

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) standard for goodwill and other intangibles. Under the new standard, goodwill and certain intangibles are no longer subject to amortization, but are instead tested for impairment at least annually. The Company has assessed the application of this policy with respect to its intangible assets and determined that there is no reclassification required and no impact on the carrying value of its assets, or the net loss or loss per share for the periods ended September 30, 2002. Under the new standard, the Company’s intangible assets, consisting of intellectual property (mainly patents) continue to be amortized on the basis described in the Company’s annual financial statements.

On January 1, 2002, the Company prospectively adopted the new CICA standard for stock-based compensation. The new standard requires that stock-based payments to non-employees, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using the fair value method of accounting. The fair value method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method, are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period.

Under the intrinsic value method, compensation expense is determined as the difference between the fair value and the exercise price of the equity instrument granted. If the intrinsic value method is used, pro forma disclosure is made of earnings or losses and the related per share amounts as if the fair value method had been used. The Company has elected to use the intrinsic value method of accounting for options issued under its fixed stock option plan. Accordingly, no compensation expense has been recognized for this plan.

During the three month period ended September 30, 2002, the Company granted no options, had 40,000 options exercised, and had 108,000 options surrendered. As the Company is following the intrinsic value method of accounting for options, no compensation expense has been recorded for this period. The following table provides pro forma measures of net loss and net loss per share, had compensation expense been recognized based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation.

The pro forma measures below also include additional compensation expense of $29,811, which represents the impact of 57,750 employee options which were repriced during the nine month period ended September 30, 2002. These options, which were originally priced at amounts ranging from $3.49 to $12.15, were repriced in May, 2002 to the then-current market price of the company’s shares of $2.70.

	9 months ended	3 months ended
	September 30, 2002	September 30, 2002

Reported net loss	4,549,302	1,989,883
Compensation expense	326,494	209,558
Pro forma net loss	4,875,796	2,191,441
Reported basic and basic and diluted net loss per share	0.228	0.094
Compensation expense per share	0.016	0.010
Pro forma basic and diluted net loss per share	0.244	0.104

The estimated fair value of stock options issued or repriced during the three and nine months ended September 30, 2002 was determined using the Black-Scholes model using the following weighted average assumptions, resulting in a weighted average fair value of $1.75 per option. As the policy has been applied prospectively, comparative information has not been provided.

2002

Risk-free interest rate	3.9%
Expected hold period to exercise	2 years
Volatility in the price of the corporation’s shares	77%
Dividend yield	0%

These interim financial statements do not include all of the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual financial statements. Certain prior period information has been reclassified to conform to the current presentation.

NOTE 2

Authorized and Issued Share Capital: The Company is authorized to issue an unlimited number of common shares. As at December 31, 2001, the Company had 19,191,395 common shares issued and outstanding for a total of $23,812,953. At September 30, 2002 the Company had 21,145,284 common shares issued and outstanding for a total of $28,535,981, which remains unchanged as at November 4, 2002.

Options and Warrants: As at September 30, 2002, the Company has 2,363,500 outstanding stock options under the Company’s stock option plan, of which 2,216,166 are vested. Of these vested options, 1,012,250 have an exercise price of $0.85, 231,916 have an exercise price of $2.70, 107,000 have an exercise price of $7.25, 90,000 have an exercise price of

Options and Warrants continued:

$9.76, 90,000 have an exercise price of $12.15, and the remaining 685,000 have a weighted average exercise price of $8.53. During the quarter ended September 30, 2002, 40,000 options were exercised, and 108,000 options were surrendered for cancellation. In addition, the Company had previously granted 48,000 share incentive rights of which all were vested as of September 30, 2002, and which, when exercised by the holder, would require payment in cash or shares, at the sole option of the Company for amounts in excess of $8.30 based on the weighted average trading price for the ten trading days prior to the exercise. No amount has been recorded with respect to the vested incentive rights in the accompanying statement of loss, as there is no intrinsic value at September 30, 2002.

NOTE 3

Investment in BCY LifeSciences Inc. (“BCY”): As of September 30, 2002, the Company held 2,194,445 common shares of BCY with a carrying value of $277,123, a portion of which ($150,000) was credited to contributed surplus. These shares represent approximately 6.9% of the issued and outstanding shares of BCY as at September 30, 2002.

Investment in Transition Therapeutics Inc. (“TTH”): On June 14, 2002, the Company acquired 6,890,000 common shares of TTH, a public company, through the issuance of 1,913,889 common shares of the Company from treasury. This represents approximately 15% of the common shares of TTH issued and outstanding as at September 30, 2002. The investment has been recorded at $4,689,028 based on the weighted average trading price of the Company’s shares around the date the transaction was agreed to and announced. Given market conditions during the quarter, the Company has reviewed its investment in TTH, and believes that the present trading price reduction doesn’t constitute a permanent impairment of value such that a write down would presently be required. The Company will continue to monitor the situation. Based on the closing price of TTH as at September 30, 2002 of $0.36 per share, the market value of the Company’s investment was $2,480,400.

CORPORATE INFORMATION

OFFICERS Brad Thompson, PhD — Chairman, President and CEO • Doug Ball, CA — Chief Financial Officer • Matt Coffey, PhD — Vice President, Product Development • George Gill, MD — Senior Vice President, Clinical and Regulatory Affairs • Wayne Schnarr, PhD, MBA — Vice President, Corporate Development

BOARD OF DIRECTORS Brad Thompson, PhD — Chairman, President and CEO of Oncolytics Biotech Inc • Doug Ball, CA — Chief Financial Officer of Oncolytics Biotech Inc • William A. Cochrane, OC, MD — Biotech Consultant • George Masters — Biotech Consultant • Tony Noujaim, PhD —President and CEO of ViRexx Research Inc • Bob Schultz, FCA — Chairman of Rockwater Capital Corporation • Fred Stewart, QC — President of Fred Stewart and Associates Inc

INVESTOR RELATIONS Doug Ball, CFO, Oncolytics Biotech Inc, Suite 210, 1167 Kensington Crescent NW Calgary, Alberta T2N 1X7 Canada

ONCOLYTICS BIOTECH INC SUITE 210, 1167 KENSINGTON CRESCENT NW
CALGARY, ALBERTA CANADA T2N 1X7 TEL: 403.670.7374 FAX: 403.283.0858
www.oncolyticsbiotech.com TSX: ONC NASDAQ : ONCY